

March 25, 2014

Mr. Don Joos
President and Chief Executive Officer
Shoretel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085-3913

>   **Re: Shoretel, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2013**
>   **File No. 001-33506**
>   **Filed September 12, 2013**

Dear Mr. Joos:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Financial Statements

Premise revenues, page 59

1. We note that on occasion you sell directly to your larger enterprise customers and that some of these direct sales are "channel partner-assisted". We note also that you offset compensation paid to those channel partners against your revenues from these direct sales. Please explain how you accounted for these transactions and tell us the following:

   • Quantify the revenues earned from "channel partner-assisted" direct sales and the offsetting amounts recorded for channel partner compensation recognized in each reporting period,

- Describe the typical goods and services provided by you to your direct sale customers,

- Describe the service provided to you by these channel partners and the typical goods and services they provide under these arrangements to your direct sale customers,

- Describe the pertinent contractual terms between the parties, and

- Explain to us your consideration of the applicability of the gross-vs.-net accounting guidance provided in ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director